

DEUTSCHE BANK SECURITIES INC.

(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-17822

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Deutsche Bank Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Columbus Circle
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tiberio Massaro	212-250-0653	tiberio.massaro@db.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We the undersigned officers and directors of Deutsche Bank Securities Inc., do herby affirm that, to the best of our knowledge and belief, the attached consolidated financial statement as of December 31, 2022 are true and correct, and that neither the Corporation nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Signature: Tiberio Massaro Digitally signed by Tiberio Massaro Date: 2023.02.24 08:30:42 -05'00'

Signature: Anthony Stucchio Digitally signed by Anthony Stucchio DN: cn=Anthony Stucchio o=Deutsche Bank AG Reason: I am the author of this document Location: Date: 2023-02-24 08:38-05:00

Title: Tiberio Massaro, CFO

Title: Anthony Stucchio, COO

Staff will also not recommend the Commission take enforcement action with respect to any failure to comply with notarization requirements applicable to the Impacted Paper Submissions or in the electronic filings of, as updated, From BD (and any amendments to such form) and broker-dealer annual reports required under paragraph (d) of Rule 17a-5. Based upon this statement from Commission staff and difficulties arising from COVID-19, Deutsche Bank Securities Inc. is making this filing without a notarization.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Deutsche Bank Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Deutsche Bank Securities Inc. (the Company) as of December 31, 2022 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.

March 1, 2023

DEUTSCHE BANK SECURITIES INC.

(An Indirect Wholly-Owned Subsidiary of Deutsche Bank AG)

Consolidated Statement of Financial Condition

December 31, 2022

(In millions, except share data)

Assets		
Cash and cash equivalents	$	262
Cash segregated under federal and other regulations		253
Collateralized agreements and financings:		
Securities purchased under agreements to resell (includes fair value of $5,293)		26,887
Securities borrowed (includes fair value of $15,317)		16,142
		43,029
Financial instruments owned, at fair value (includes $14,544 of securities pledged as collateral)		16,738
Receivables:		
Brokers, dealers, and clearing organizations		3,096
Customers		164
Noncustomers		2
		3,262
Other assets		1,424
Total assets	$	64,968
Liabilities and Stockholder's Equity		
Collateralized agreements and financings:		
Securities sold under agreements to repurchase (includes fair value of $23,267)	$	37,181
Securities loaned (includes fair value of $485)		507
		37,688
Payables:		
Customers		2,677
Noncustomers		1,454
Brokers, dealers, and clearing organizations		1,079
Loans		128
		5,338
Financial instruments sold, but not yet purchased, at fair value		10,676
Other liabilities		2,692
Total liabilities		56,394
Commitments, contingencies and guarantees (Notes 13 and 14)		
Subordinated liabilities		750
Stockholder's equity:		
Common stock, par value $1.00 per share (2,000 shares authorized, issued, and outstanding)		-
Additional paid-in capital		10,849
Accumulated deficit		(3,025)
Total stockholder's equity		7,824
Total liabilities and stockholder's equity	$	64,968

The accompanying notes are an integral part of the consolidated statement of financial condition

1) Organization

Deutsche Bank Securities Inc. (the Corporation) is a wholly-owned subsidiary of DB U.S. Financial Markets Holding Corporation (the Parent), an indirect wholly-owned subsidiary of DB USA Corporation (DB USA), which is a direct, wholly-owned subsidiary of Deutsche Bank AG (DBAG), a German corporation. DB USA is designated as the intermediate holding company (IHC) established to comply with certain requirements mandated, supervised and regulated by the Board of Governors of the Federal Reserve System (FRB).

The Corporation is registered as a securities broker dealer and investment adviser with the Securities and Exchange Commission (SEC), and as a Futures Commission Merchant (FCM) with the Commodities Futures Trading Commission (CFTC). The Corporation is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. As an indirect subsidiary of DB USA, the Corporation is indirectly subject to the regulatory oversight of the FRB.

In its capacity as a broker dealer and FCM, the Corporation clears securities and listed derivatives products for its customers, affiliates or itself on various exchanges of which the Corporation is a member. The Corporation provides trade execution services for a broad range of domestic and international clients and provides securities brokerage services to institutions. The Corporation provides a variety of capital raising, market making and brokerage services for its government, financial institution and corporate clients, including sales and trading, emerging markets activities, equity market research and investment banking. The Corporation is also a primary dealer in U.S. government securities.

The Corporation, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates, and demand for investment banking, securities brokerage, and other services, all of which may have an impact on the Corporation's consolidated statement of financial condition and liquidity.

2) Significant Accounting Policies

a) *Basis of Presentation*

The Corporation's consolidated statement of financial condition has been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated statement of financial condition. The most significant of these estimates and assumptions relate to fair value measurements, income taxes and the provision for potential losses that may arise from litigation, regulatory proceedings, and tax audits. Although these and other estimates and assumptions are based on the best available information, because of the inherent uncertainties in assumptions utilized by management, actual results could be different from these estimates.

The consolidated statement of financial condition of the Corporation includes all entities in which the Corporation has a controlling financial interest. The Corporation consolidates entities in which it has a majority voting interest when the voting interest entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. All material intercompany transactions and balances have been eliminated in consolidation.

In the normal course of business, the Corporation may enter into various transactions involving variable interest entities (VIEs). The Corporation reviews its involvement with VIEs on a periodic basis and upon occurrence of certain triggering events, in order to determine whether the Corporation is deemed

 (Continued)

to be the primary beneficiary in accordance with Accounting Standards Codification (ASC) 810, *Consolidation*. As of December 31, 2022, the Corporation was not determined to be the primary beneficiary and, therefore, did not consolidate any VIEs. See note 6 for additional information.

The equity method of accounting is applied to investments when the Corporation does not have a controlling financial interest, but has the ability to significantly influence the operating and financial policies of the investee. Generally, this is when the Corporation has an investment greater than 20% but less than 50% in the voting stock or in substance in common stock of a corporation or greater than 3% but less than 50% of limited partnership, limited liability corporation, or similar interests. Other factors that are considered in determining whether the Corporation has significant influence include representation on the entity's board of directors and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20% of the voting stock.

b) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

c) Cash and Cash Equivalents

The Corporation defines cash equivalents as interest earning deposits with banks and highly liquid securities with original maturities of three months or less. Due to the short-term nature of these instruments, the carrying value approximates fair value.

d) Cash Segregated Under Federal and Other Regulations

The Corporation segregates cash to satisfy rules regarding the protection of assets of customers as required by the CFTC. See note 17 for further information.

e) Collateralized Agreements and Financings

Collateralized agreements and financings consist of the following:

Reverse Repurchase and Repurchase Agreements – securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally recorded at their contractual amounts, except for certain reverse repurchase and repurchase agreements for which the Corporation has elected the fair value option. See note 3 for further information. The Corporation's policy is to obtain possession or control of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. On a daily basis, the Corporation monitors the market value of the underlying collateral and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity date that are also subject to a master netting agreement are presented net on the consolidated statement of financial condition when the requirements of ASC 210-20, *Offsetting*, are met. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements.

Securities Borrowed and Loaned – securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received, except for securities borrowed and loaned transactions for which the Corporation has elected the fair value option. See note 3 for further information. Collateral received for non-cash securities borrowed transactions is not recorded on the consolidated statement of financial condition. On a daily basis, the Corporation monitors the market value of securities borrowed or loaned against the collateral value and may require counterparties and the Corporation to deposit

additional collateral or return collateral pledged, when appropriate. Additionally, the Corporation may receive securities as collateral in securities-for-securities transactions. If the Corporation is the lender in these transactions, the Corporation reports the fair value of the securities received as collateral and the related obligation to return securities received as collateral in other assets and other liabilities on the consolidated statement of financial condition. See note 5 for additional information related to the Corporation's collateralized agreements and financings.

f) Financial Instruments Owned and Financial Instruments Sold, at Fair Value

Financial instruments owned and financial instruments sold, but not yet purchased, are comprised of securities purchased, securities sold short, and derivative arrangements and are recognized on a trade date basis in the consolidated statement of financial condition at fair value in accordance with ASC 820, *Fair Value Measurement*.

The fair value of financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Generally, financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See note 3 for further information about fair value measurements.

Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the consolidated statement of financial condition. Derivative contracts may be privately negotiated contracts, which are often referred to as over-the-counter (OTC) derivatives, or they may be listed and traded on an exchange. All exchange-traded derivatives are cleared through central counterparties (CCPs), though the Corporation also uses CCP services to clear certain OTC derivative contracts. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies, or indices.

In active markets, the fair value of derivatives is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. Valuation techniques include the use of valuation models, which are dependent on parameters including, but not limited to, current market prices of the underlying instruments, time value, yield curve, volatility, and correlation factors underlying the positions. The valuation process to determine fair value may result in adjustments to the valuation model outputs for factors such as liquidity, and counterparty credit risk.

Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis under ASC 210-20, *Offsetting*. See note 4 for additional information.

g) Receivables and Payables – Customers, Noncustomers, and Brokers, Dealers and Clearing Organizations

Receivables from and payables to customers and noncustomers include amounts related to cash and margin transactions. Noncustomer transactions primarily relate to affiliates trading for their own account through the Corporation. Securities owned by customers and noncustomers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition. However, the Corporation records corresponding receivables or payables on a

(Continued)

settlement-date basis in the event of fails to deliver securities or receive securities from the aforementioned counterparties.

The Corporation also has net receivables and payables for financial instruments sold to and purchased from brokers, dealers and clearing organizations, which include amounts due as a result of net unsettled transactions, fails to deliver or receive securities, and deposits to satisfy collateral and margin requirements. See note 7 for additional information.

Receivables from customers and brokers, dealers and clearing organizations are subject to the assessment for expected credit losses. Margin loans within receivables from customers represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at specified minimum levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Corporation applies a practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans, i.e., allowance for credit losses is considered zero if the fair value of the collateral is equal to or exceeds the amortized cost basis of the margin loan. As of December 31, 2022, the Corporation had no instances of credit loss arising from the inability of a counterparty to deliver required collateral on margin loan balances.

Receivables from noncustomers are not subject to the assessment of expected credit losses, as they relate to transactions between the Corporation and the entities under DBAG’s common control.

h) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization and reported in other assets on the consolidated statement of financial condition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises owned and 7 to 10 years for furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, subject to an upper limit of 25 years. See note 9(a) for additional information.

The Corporation leases real estate and equipment for use in its operations under operating leases that do not contain material variable lease payments or residual value guarantees. The Corporation assesses whether an arrangement is a lease or contains a lease at inception of the arrangement. For arrangements considered leases, the Corporation records a right-of-use (ROU) asset and lease liability at the lease commencement date, which is the date that the underlying asset becomes available for use. ROU assets are depreciated over the shorter of the useful life of the asset and the lease term.

ROU assets, which represent the Corporation’s right to use the underlying asset for the lease term, and the related lease liabilities, which represent the present value of the Corporation’s obligations to make payments arising over the lease term, are reported in other assets and other liabilities, respectively, on the consolidated statement of financial condition.

The present value of the lease payments is calculated using the incremental borrowing rate at the lease commencement date, which reflects the fixed rate the Corporation would have to pay to borrow an amount equal to the future minimum lease payments over a similar term.

The Corporation has elected to account for lease components and non-lease components associated with its leases (e.g., common area maintenance costs, obligations to return the underlying asset to its

original condition, or costs to dismantle and remove the underlying asset at the end of the lease term) as a single lease component for its real estate and equipment leases, as permitted by ASC 842, *Leases*.

Under ASC 360-10, *Property, Plant, and Equipment*, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. See note 9(a) for additional information.

i) Other Intangible Assets

Other intangible assets include amounts expended for software developed or obtained for internal use and exchange memberships which are reported in other assets on the consolidated statement of financial condition. Amortization of other intangible assets with definite lives is recognized on a straight-line basis over the estimated useful life of the asset.

Other intangible assets with indefinite lives are subject to impairment testing at least annually or if an event or a change in circumstances indicates the asset's carrying amount may be impaired. Under ASC 350, *Intangibles – Goodwill and Other*, a qualitative assessment is permitted for indefinite-lived intangibles to determine whether it is more likely than not that fair value is less than carrying amount. If determined to be necessary, a quantitative impairment test is used to identify impairment and measure the impairment loss to be recognized. Impairment of indefinite-lived assets is based on the extent to which the carrying value exceeds fair value. Definite-lived intangible assets are reviewed and tested for impairment in accordance with ASC 360-10, which is discussed in the previous accounting policy for premises and equipment. See note 9(b) for additional information.

j) Exchange Memberships

The Corporation holds memberships/seats in the Chicago Mercantile Exchange (CME) and Intercontinental Exchange (ICE). As part of the membership/seat arrangement, it also holds shares or other interests (e.g., restricted shares) of these exchanges/clearing organizations. The CME membership interests are accounted for as intangible assets within other assets, initially valued at cost, and subsequently subject to impairment testing at least annually in accordance with ASC 350. The CME restricted shares are treated as equity investments recorded at fair value and reported within financial instruments owned on the consolidated statement of financial condition. The ICE membership shares are recorded as equity investments held at cost, net of any impairment losses (if applicable), and reported in other assets on the consolidated statement of financial condition.

k) Payables – Loans

Loans payable are presented on the consolidated statement of financial condition at their outstanding unpaid principal balances. Loans payable are comprised of short-term borrowings with an original maturity of one year or less and are exclusively transacted with affiliates.

l) Income Taxes

The results of the Corporation are included on the consolidated U.S. federal income tax return and certain combined and unitary state tax returns of Deutsche Bank New York Branch (DBNY). In addition, the Corporation files tax returns in certain states on a stand-alone basis.

Deferred tax assets (DTAs) and deferred tax liabilities (DTLs) are recognized for the future tax benefit or expense created by temporary differences between the financial statement and tax reporting basis of assets and liabilities. These temporary differences are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Corporation utilizes a modified separate company method for its separate income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. A valuation allowance (VA) is established to reduce DTAs to the amounts management concludes are more likely than not to be realized.

Pursuant to a tax sharing agreement (TSA), the Corporation reimburses DBNY for its current tax liability in the event of operating profits or is reimbursed by DBNY for the tax benefits of its Federal, New York State (NYS) and New York City (NYC) operating losses. Since the TSA arrangement requires DBNY to pay the Corporation for the tax benefits of these operating losses, the associated net operating loss (NOL) DTAs are not recorded on the Corporation's consolidated statement of financial condition. In the event of a subsequent adjustment which results in a reduction of the tax benefit of previously reimbursed operating losses (e.g., as a result of impairment of DTAs or a reduction in tax rates), the Corporation is not obligated to repay DBNY. Accordingly, any such reduction in DTAs is treated as a deemed capital contribution. In the event of a subsequent adjustment which results in a permanent reduction of a specific tax benefit that was previously reimbursed (e.g., as a result of a disallowance by a tax authority of the tax benefits), the Corporation is obligated to repay DBNY.

ASC 740, *Income Taxes*, provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of any tax rate changes on DTAs and DTLs are recognized in the period during which such changes are enacted. DTAs and DTLs are included in other assets and other liabilities, respectively, on the consolidated statement of financial condition. See note 15 for additional information.

m) Variable Interest Entities

VIEs are entities that lack one or more of the characteristics of a voting interest entity, as defined in ASC 810. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that provides the enterprise with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise with a controlling financial interest in a VIE, known as the primary beneficiary, consolidates the VIE. See note 6 for further information.

n) Share-Based Compensation

DBAG has a share ownership program granting certain employees of the Corporation stock awards and incentives as part of their total compensation. The cost of employee services received in exchange for a share-based award is initially measured based on the grant-date fair value of the award in accordance with ASC 718, *Compensation – Stock Compensation*.

o) Recent Accounting Developments

Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In March 2020, the FASB issued ASU 2020-04 to provide optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. This ASU offers optional expedients for contract modifications that meet certain scope guidance as well as contemporaneous modifications of other contract terms related to the replacement of the reference rate. The amendments also include provisions which address such rate changes as it relates to hedging relationships. As noted above, adoption of ASU 2020-04, as amended by ASU 2021-01, is optional and the relief is available effective March 12, 2020 through December 31, 2022, which was further extended by ASU 2022-06 to December 2024. The Corporation adopted this ASU as of January 1, 2021 with no material impact on the consolidated statement of financial condition.

3) Fair Value Measurements

ASC 820, *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard also prioritizes the inputs to valuation techniques used to measure fair value based on whether such inputs are observable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Corporation's market assumptions.

Basis of Fair Value Measurements

The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices for identical instruments in active markets. An active market requires transactions to occur with sufficient frequency and volume to provide pricing information on an ongoing basis (i.e., the Level 1 liquidity test).

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

The hierarchy requires the use of observable market data when available. The Corporation considers relevant and observable market prices in its valuation where possible. For Level 1 classification, the Corporation performs a liquidity test which looks at frequency of trades in a given period.

Credit risk is an essential component of fair value. Cash products (e.g., bonds) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The Corporation manages its exposure to credit risk as it does other market risks and will price, economically hedge and facilitate trades which involve credit risk.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Financial instruments are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Instruments classified within Level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Corporation holds a large position and a sale could possibly impact the quoted price. Certain financial instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Level 3 valuations are generally based on pricing models that generally include at least one significant unobservable input involving management assumptions such as proxy credit, swap spreads, collateral type differences, cash flows, performance, and other inputs.

The transaction price is typically used as the initial best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception is calibrated to the transaction price. This valuation is adjusted when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

Management judgment is required to value financial instruments classified within Level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk adjusted discount rate for financial instruments with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Corporation's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of financial instruments included within Level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

Collateralized agreements and financings

The Corporation elected the fair value option for certain portfolios of collateralized agreements and financings. The election was made as the portfolios are risk-managed and reported for internal purposes on a mark-to-market basis. Such collateralized agreements and financing are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy. Fair value is derived using valuation techniques whereby future cash flows are discounted at the appropriate risk-adjusted discount rate. The risk-adjusted discount rate includes the consideration of the collateral received or pledged in the transaction. Where the risk-adjusted discount rate is not observable or readily available (primarily for long-dated repurchase agreements), a proxy discount rate may be used in the valuation.

The following are the different types of the Corporation's financial instruments owned and sold and their related classification in the fair value hierarchy:

U.S. Treasury securities

U.S. Treasury bills, notes and bonds are classified as Level 1 of the fair value hierarchy and are valued based on quoted market prices in active markets. U.S. Treasury strips are subject to the Level 1 liquidity test. If a position is determined to be actively traded under the Level 1 liquidity test and quoted prices for identical instruments are available, it is categorized as Level 1 otherwise they are categorized as Level 2. U.S. Treasury strips are generally categorized as Level 2 of the fair value hierarchy as they are typically valued based on pricing sources with a reasonable level of price transparency or derived from a treasury curve.

U.S. Government agency obligations

U.S. Government agency obligations comprise three main categories consisting of agency-issued debt, agency mortgage pass-through securities, and agency collateralized mortgage obligations (CMOs). U.S. Government agency obligations that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are categorized as Level 2. While agency-issued debt can be either Level 1 or Level 2 depending upon how they are valued (i.e., quoted prices in an active market versus model derived), agency mortgage pass through securities and agency CMOs, are valued based on broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and are generally categorized as Level 2. If independent prices are not available, these are categorized as Level 3.

Other mortgage-backed securities (MBS)

Private label MBS are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Corporation considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models may be deployed to perform the valuation.

Private label MBS that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are categorized as Level 2. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Asset-backed securities (ABS)

ABS include, but are not limited to, securities backed by aircrafts, auto loans, student loans, and credit card receivables. ABS that pass the Level 1 liquidity test are categorized as Level 1, otherwise they are categorized as Level 2. Valuations are determined using the Corporation's own trading activities for identical or similar instruments. If external prices or significant spread inputs are unobservable, then valuation techniques such as cash flow analysis are used. If the comparability assessment involves significant subjectivity related to collateral type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3.

Other debt securities

Other debt securities consist mainly of corporate bonds, including high yield bonds. Corporate bonds that pass the Level 1 liquidity test are classified as Level 1, otherwise they are classified as Level 2. If pricing or spread data is not available, valuation techniques (i.e., cash flow models) with unobservable inputs are used and the securities are classified as Level 3.

Equities

Exchange-traded equity securities are valued based on quoted prices from the exchange. Exchange-traded equity securities that pass the Level 1 liquidity test are categorized as Level 1. The Corporation defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. Equities that are less actively traded, whereby the fair values are based upon model-derived prices and quoted market prices for identical or comparable securities, are generally categorized as Level 2.

Non-exchange traded equity securities (i.e., private equity) are typically categorized as Level 2 or Level 3 based on an analysis of recently executed trades and credible range stress assessments. Non-exchange traded equity securities are primarily valued utilizing comparable valuations and multiples on data points observed in the market or recent transactions in the underlying by the Corporation or other market participants. If external prices or significant inputs are unobservable, then valuation techniques such as cash flow analysis are used and are categorized as Level 3.

State and municipal bond obligations

State and municipal bond values are based on observable market prices of recently executed transactions for similar securities of comparable size. State and municipal bonds that pass the Level 1 liquidity test are classified as Level 1, otherwise they are classified as Level 2. If independent prices are not available, these are categorized as Level 3.

Derivatives

Derivative contracts can be exchange-traded or OTC. Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are actively traded or not. The Corporation generally values exchange-traded derivatives using models which calibrate to market clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange traded derivatives are generally classified within Level 1 of the fair value hierarchy.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The Corporation generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence of observability. However, forward settling contracts such as To Be Announced (TBA) securities may be categorized within Level 1 when the contracts are observable through significant daily trading volumes.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within Level 3 of the fair value hierarchy. Where the Corporation does not have corroborating market evidence of observability to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is

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used to value such an instrument, the model is adjusted so that the model value at inception is based on the transaction price. The valuations of these less liquid OTC derivatives are typically based on Level 1 and/or Level 2 inputs that can be observed in the market, as well as unobservable Level 3 inputs. Subsequent to initial recognition, the Corporation updates the Level 1 and Level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within Level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the Corporation cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

a) Recurring Fair Value Measurements

The following table sets forth by level within the fair value hierarchy financial instruments owned, at fair value, including those pledged as collateral, financial instruments sold, but not yet purchased, at fair value and other financial assets and financial liabilities accounted for at fair value on a recurring basis and under the fair value option as of December 31, 2022 (in millions). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Level 1	Level 2	Level 3	Gross amount	Counterparty netting	Total
Assets:							
Collateralized agreements and financings	$	-	70,645	-	70,645	(50,035)	20,610
Financial instruments owned:							
Cash instruments:							
US Treasury securities		10,261	1,798	-	12,059	-	12,059
Other debt securities		1,962	481	13	2,456	-	2,456
Asset-backed securities		3	602	107	712	-	712
State and municipal bond obligations		77	363	14	454	-	454
Equities		292	7	150	449	-	449
US Government agency obligations		154	227	-	381	-	381
Other mortgage-backed securities		-	137	14	151	-	151
Total cash instruments		12,749	3,615	298	16,662	-	16,662
Derivatives:							
Interest rate contracts		-	74	-	74		
Equity contracts		2	-	-	2		
Total derivatives		2	74	-	76	-	76
Total financial instruments owned		12,751	3,689	298	16,738	-	16,738
Total recurring fair value measurements	$	12,751	74,334	298	87,383	(50,035)	37,348
Liabilities:							
Collateralized agreements and financings	$	-	73,637	150	73,787	(50,035)	23,752
Financial instruments sold, not yet purchased:							
Cash instruments:							
US Treasury securities		7,582	61	-	7,643	-	7,643
Other debt securities		2,659	291	-	2,950	-	2,950
Equities		57	7	-	64	-	64
Total cash instruments		10,298	359	-	10,657	-	10,657
Derivatives:							
Interest rate contracts		-	19	-	19		
Total derivatives		-	19	-	19	-	19
Total financial instruments sold, not yet purchased		10,298	378	-	10,676	-	10,676
Total recurring fair value measurements	$	10,298	74,015	150	84,463	(50,035)	34,428

b) Level 3 Financial Assets/Financial Liabilities

The following table presents the valuation techniques, nature, ranges and weighted averages of significant unobservable inputs generally used to determine the fair values (in millions) of each type of Level 3 financial asset/financial liability.

	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)[(1) (2)]	Range		Weighted Average
Collateralized agreements and financings	$ -	150	Market approach	Repurchase agreement rate (bps)	350	459	405
Financial instruments owned and financial instruments sold, but not yet purchased:							
Cash instruments:							
Other debt securities	13	-	Discounted cash flow	Credit spread (bps)	357	357	357
Asset-backed securities	107	-	Discounted cash flow	Constant default rate (%)	2	16	4
			Discounted cash flow	Constant prepayment rate (%)	15	18	18
			Discounted cash flow	Credit spread (bps)	169	2,672	1,134
			Discounted cash flow	Recovery rate (%)	16	60	52
			Price based	Price ($)	57	97	79
State and municipal securities	14	-	Price based	Price ($)	90	110	98
Equities	150	-	Price based	Price ($)	0	150	50
Other mortgage-backed securities	14	-	Price based	Price ($)	47	66	55
Total cash instruments	298	-					
Derivatives:							
	$ 298	150					

(1) The unobservable price input for equity instruments is price per share, whereas the unobservable price inputs for debt instruments are price as a percentage of par and price relative to the movement from par.

(2) Basis points abbreviated as bps.

The ranges represent the highest and lowest inputs used to value each type of instrument and the weighted averages are calculated by weighting each input by the relative fair value of the instruments. The ranges and weighted averages of these inputs vary across instrument and instrument type, therefore they are not a representation of the appropriateness of inputs to use when calculating the fair value of a particular instrument. In addition, the input range and weighted average values will vary from period-to-period and parameter-to-parameter based on the characteristics of instruments held by the Corporation as of consolidated statement of financial condition date.

The Repurchase Agreement Rate is the annualized rate derived from transactions where two parties agree to buy or sell at pre-determined present and future prices.

The Price input is a significant unobservable input for certain fixed income instruments. For these instruments, the Price input is based on a par value of 100 and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The Price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value estimate for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash. As a general rule, the effect of the CPR on fair value is reflected in the price of an asset depending

on whether the asset is at a discount or premium. In the former, a higher CPR will increase the fair value price; in the latter, it will decrease the fair value price.

The Credit Spread is the primary reflection of creditworthiness of an entity, and represents the premium or yield return above the benchmark reference instrument typically Secured Overnight Financing Rate (SOFR), or relevant treasury instrument, depending upon the asset being assessed), that a bond holder would require for the credit quality difference between that entity and the reference benchmark.

The Recovery Rate represents an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will lead to a higher valuation for a given bond position if other parameters are held constant.

The Price input is a significant unobservable input for certain fixed income instruments. For these instruments, the Price input is based on a par value of 100 and the fair value is determined using pricing data for comparable instruments. Securities that have embedded features and/or high coupons may be priced higher than par. The Price input is also a significant unobservable input for certain equity securities with the range of inputs varying depending upon the type, number of shares, and other factors.

c) Financial Instruments Not Measured at Fair Value

A majority of the Corporation's financial assets and liabilities are carried at fair value or at amounts which approximate such values. Assets and liabilities recorded at contractual amounts that approximate fair value include cash and cash equivalents, cash segregated under federal and other regulations, certain collateralized agreements and financings, receivables and other financial assets, payables and other financial liabilities, and short-term borrowings. These financial assets and liabilities are classified as Level 2 within the fair value hierarchy due to their liquid or short-term nature, with the exception of cash and cash equivalents, and cash segregated, which are classified as Level 1. For long-term interest-bearing payables, such as subordinated liabilities, the Corporation uses carrying value as a best estimate of fair value given that the interest rates on such debt instruments reset to market rates at regular and frequent intervals. These instruments are classified as Level 3 as they are with affiliates and therefore do not have observable price inputs.

4) Derivative Activities

a) Fair Value, Notional and Offsetting of Derivative Instruments

The Corporation's derivative transactions are entered into for trading purposes, to facilitate customer transactions, or as a means of risk management of firm inventory positions. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

The following table sets forth the fair value and notional amount of the Corporation's derivative contracts by major contract type as of December 31, 2022 (in millions):

		Fair value		Notional amount		
Contract type:		Assets	Liabilities	Exchange-traded	OTC	Total
Interest rate	$	74	19	7,190	989	8,179
Equity		2	-	349	-	349
Other		-	-	-	1,304	1,304
Total gross derivatives		76	19	7,539	2,293	9,832
Net amounts presented in consolidated statement of financial condition		76	19			
Less: Cash collateral received/posted		(31)	-			
Net derivatives	$	45	19			

While the notional amounts disclosed in the preceding table give an indication of the volume of the Corporation's derivative activity, the notional amount is not exchanged but rather used as a reference to calculate payments for most derivative transactions.

The Corporation generally enters into International Swaps and Derivative Association, Inc. (ISDA) master netting agreements or their equivalent with each of its counterparties, whenever possible. These master netting agreements provide protection in bankruptcy in certain circumstances and to further reduce default risk, the Corporation requires collateral, cash, or securities in connection with its derivative transactions. Total net derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, if applicable, and have been reduced by the cash collateral received or paid.

The net derivative assets reflected in the preceding table are subject to credit risk which may arise from the failure of a counterparty to perform according to the terms of the contract.

5) Collateralized Agreements and Financings

The Corporation enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance its inventory positions.

a) Trading Assets Pledged

The Corporation pledges firm-owned assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party are parenthetically disclosed in financial instruments owned, at fair value on the consolidated statement of financial condition.

b) Collateral Received

As of December 31, 2022, the total fair value of collateral received where the Corporation was permitted to sell or re-pledge, excluding the impact of allowable netting, was $98.5 billion of which $85.9 billion has been sold or re-pledged as collateral to meet margin requirements at clearing organizations and to facilitate short sales of customers, noncustomers, and the Corporation.

Collateral received under non-cash securities borrowed transactions includes collateral of less than $1 million that is not reflected on the consolidated statement of financial condition.

c) Offsetting

Reverse repurchase and repurchase agreements balances as well as securities borrowed and securities loaned balances with the same counterparties are reported net by counterparty, when applicable, pursuant to the provisions of ASC 210-20, *Offsetting*, with the respective interest receivables and payables being reported gross.

The following table presents information about the offsetting of these instruments and related collateral amounts (in millions). See note 4 for information related to offsetting of derivatives.

		Gross amounts	Amounts offset in the statement of financial condition [1]	Net amounts presented on the statement of financial condition	Collateral received or pledged [2]	Net exposure [3]
Assets:						
Collateralized agreements and financings:						
Securities purchased under agreements to resell	$	93,307	(66,420)	26,887	(26,887)	-
Securities borrowed		20,423	(4,281)	16,142	-	16,142
Total	$	113,730	(70,701)	43,029	(26,887)	16,142
Liabilities:						
Collateralized agreements and financings:						
Securities sold under agreements to repurchase	$	103,601	(66,420)	37,181	(37,181)	-
Securities loaned		4,788	(4,281)	507	(507)	-
Total	$	108,389	(70,701)	37,688	(37,688)	-

[1] Includes collateral subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

[2] Includes collateral subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45, but would be eligible for offsetting to the extent that an event of default occurs. Collateral is reflected at fair value, but has been limited to the net asset or liability by counterparty.

[3] Remaining exposures continue to be secured by collateral, but the Corporation may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table sets forth a disaggregation of the gross obligation of collateralized financings by type of collateral with the remaining contractual maturities of such financings as of December 31, 2022 (in millions).

		Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase:						
US Treasury securities	$	79,103	3,854	4,029	2,044	89,030
US Government agency obligations		6,013	-	1,000	1,008	8,021
Other debt securities		4,018	10	85	122	4,235
State and municipal securities		1,146	-	-	-	1,146
Other mortgage-backed securities		594	-	-	-	594
Asset-backed securities		575	-	-	-	575
Total [1]		91,449	3,864	5,114	3,174	103,601
Securities loaned:						
US Treasury securities		4,531	-	-	-	4,531
US Government agency obligations		225	-	-	-	225
Equity securities		17	-	-	-	17
Other debt securities		15	-	-	-	15
Total		4,788	-	-	-	4,788
Total collateralized financings	$	96,237	3,864	5,114	3,174	108,389

[1] The Corporation is permitted to sell or re-pledge $73.7 billion.

6) Variable Interest Entities

In connection with its underwriting and market making activities, the Corporation purchases and sells variable interests in VIEs that comprise primarily MBS and ABS issued by third-party sponsored VIEs. In addition, the Corporation may also underwrite and hold securities issued by VIEs that are created by an affiliate of the Corporation in connection with the affiliate's securitization activities.

a) VIE Consolidation Analysis

The Corporation consolidates VIEs for which it is the primary beneficiary. The Corporation determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (i) the VIE's purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders, (ii) the VIE's capital structure, (iii) the terms between the VIE and its variable interest holders and other parties involved with the VIE, (iv) which variable interest holders have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, (v) which variable interest holders have the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE and (vi) related-party relationships. The Corporation continuously reassesses its initial evaluation of an entity as a VIE to determine whether the VIE determination has changed. The Corporation reassesses its determination of whether the Corporation is the primary beneficiary of a VIE upon changes in facts and circumstances that could potentially alter the Corporation's assessment.

b) Consolidated VIEs

As of December 31, 2022, the Corporation did not consolidate any VIEs as the Corporation was not the primary beneficiary of any VIE.

c) Nonconsolidated VIEs

As of December 31, 2022, the Corporation held an equity interest in a VIE, DB Municipal Holdings LLC (DB Muni). The Corporation has not consolidated DB Muni as the Corporation was not the primary beneficiary. DB Muni, which is accounted for under the equity method, purchases tax-exempt municipal bonds financed by affiliates in order to receive interest income. As of December 31, 2022, the carrying amount of the equity interest was $27 million and is included in other assets on the consolidated statement of financial condition. The Corporation's maximum exposure to loss is limited to the carrying value of its investment.

The Corporation also holds variable interests in VIEs including debt securities and other financial instruments issued by third-party sponsored VIEs of which the Corporation determined it is not the primary beneficiary. Therefore, the Corporation is not required to consolidate these VIEs. The Corporation's exposure to loss as a result of its involvement is generally limited to its interests in these

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VIEs. The following table sets forth the carrying amounts of variable interests held in nonconsolidated VIEs and the Corporation's maximum exposure to loss as of December 31, 2022 (in millions).

	Fair value of variable interests held	Maximum exposure of debt interests
Asset-backed securities	$ 712	712
Other mortgage-backed securities	151	151
	$ 863	863

The carrying values of variable interests in nonconsolidated VIEs in the preceding table are included in financial instruments owned, at fair value, on the consolidated statement of financial condition. The Corporation's maximum exposure to loss does not reflect the effect of economic hedges that are held to mitigate the risks associated with these variable interests. In addition, the Corporation has not provided any other support to the VIEs during the year that was not contractually required.

7) Receivable from and Payable to Customers and Brokers, Dealers, and Clearing Organizations

The following table summarizes amounts receivable from and payable to customers as of December 31, 2022 (in millions).

	Receivable	Payable
Securities failed to deliver/receive	$ 103	302
Margin balances	61	2,375
	$ 164	2,677

The following table summarizes amounts receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2022 (in millions).

	Receivable	Payable
Receivable from/payable to clearing organizations[(1)]	$ 2,068	236
Securities failed to deliver/receive	408	741
Receivable from/payable to broker-dealers	598	-
Other[(2)]	22	102
	$ 3,096	1,079

(1) Includes cash deposits to satisfy various collateral and margin requirements and unsettled transactions, presented on a net basis.

(2) Includes cash collateral paid or received from initial and variable margin related to uncleared OTC derivative transactions where the Corporation acts on a principal basis.

8) Payables – Loans

The Corporation has access to funding wherein it may borrow cash directly from DBAG and indirectly through DB USA.

The following table summarizes the Corporation's short-term borrowings as of December 31, 2022 (in millions):

	Related party	Total	Weighted average interest rate
Short-term borrowings	$ 128	128	2.50 %

9) Other Assets and Other Liabilities

The significant components of the Corporation's other assets and other liabilities as of December 31, 2022, were as follows (in millions):

Other Assets:	
Deferred tax assets	$ 626
Accounts receivable and accrued interest and dividends	578
Other investments	32
Premises and equipment	26
Other intangible assets	14
Prepaid expenses	7
Current income tax receivable	4
Other assets	137
	$ 1,424
Other Liabilities:	
Accounts payable and accrued interest and dividends	$ 1,772
Accrued compensation and benefits	650
Other accrued expenses	87
Lease liabilities	22
Other liabilities	161
	$ 2,692

a) Premises and Equipment

The following table summarizes the composition of premises and equipment as of December 31, 2022 (in millions):

		Owned	**Leased**	**Total**
Buildings	$	-	44	44
Leasehold improvements		34	-	34
Furniture and equipment		47	-	47
Total	$	81	44	125
Less: accumulated depreciation		74	25	99
Carrying value	$	7	19	26

Leases - the Corporation leases real estate for use in its operations under operating leases. The Corporation's leases have remaining lease terms ranging from less than 1 year to 8 years, some of which include options to extend or to terminate the leases. For the majority of leases entered into, the Corporation has concluded it is not reasonably certain that it would exercise the options to extend the lease or terminate the lease. Therefore, as of the lease commencement date, the lease terms generally do not include these options. The Corporation includes options to extend the lease when it is reasonably certain that it will exercise those options.

The following table presents the supplemental information as of December 31, 2022 (in millions).

Supplemental statement of financial condition information:		
Operating lease right-of-use assets[(1)]	$	19
Operating lease liabilites[(2)]		22
Weighted average remaining lease term - operating leases		4.7 years
Weighted average discount rate - operating leases		3.61%

(1) Included within Other assets on the consolidated statement of financial condition.

(2) Included within Other liabilities on the consolidated statement of financial condition.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 31, 2022 are presented in the following table (in millions).

Year ended:		
2023	$	8
2024		6
2025		2
2026		2
2027		2
2028 and thereafter		4
Total lease payments	$	24
Less: imputed interest		2
Present value of lease liabilities	$	22

b) Other Intangible Assets

The following table summarizes the composition of other intangible assets as of December 31, 2022 (in millions).

Software	$	75
Exchange memberships		2
Total		77
Less: accumulated amortization		63
Carrying value	$	14

10) Related Party Transactions

The Corporation participates in related party transactions with certain of its subsidiaries and affiliates. These transactions include collateralized financing transactions, prime brokerage services, derivatives clearing, trading management services, advisory services, charges for operational support services, and the borrowing and lending of funds. With the exception of lease-related expense allocations, discussed below, and subordinated liabilities, these transactions are generally short-term in nature and are entered into in the ordinary course of business. Related party financing transactions are also discussed in notes 8 and 16.

In the normal course of business, the Corporation may provide services to affiliates. These services include trading management, sales and marketing, administrative support, advisory, operational support, consulting, information technology and research.

The Corporation's principal place of business is provided by an affiliate under an arrangement that does not contain a lease for accounting purposes, and accordingly, no ROU asset is recognized on the Corporation's consolidated statement of financial condition. Amounts charged for these premises reflect the Corporation's pro-rata share of the cost of occupying and operating the premises based on the estimated portion of the space used by employees of the Corporation.

a) Related Party Assets and Liabilities

The following table sets forth assets and liabilities with related parties as of December 31, 2022 (in millions):

Assets:		
Cash and cash equivalents [1]	$	91
Cash segregated under federal and other regulations		78
Securities purchased under agreements to resell		21,594
Securities borrowed		3
Financial instruments owned, at fair value		128
Receivables from brokers, dealers, and clearing organizations [2]		530
Receivables from customers [3]		15
Receivables - Noncustomers		1
Other assets [4]		359
Total assets	$	22,799
Liabilities:		
Securities sold under agreements to repurchase	$	13,914
Securities loaned		21
Payables to noncustomers		1,451
Payables to customers [3]		1,157
Payables - loans		128
Payables to brokers, dealers and clearing organizations [2]		1,600
Financial instruments sold, but not yet purchased, at fair value		98
Other liabilities [5]		1,643
Subordinated liabilities		750
Total liabilities	$	20,762

(1) Cash and cash equivalents relates to cash accounts and deposits held at affiliates.

(2) Receivable from and payable to brokers, dealers, and clearing organizations relate to margin balances held at affiliate brokers for trades executed on foreign exchanges where the Corporation is not a member.

(3) Receivable from and payable to customers relate to transactions between the Corporation and DBAG affiliates on behalf of affiliates' customers.

(4) Other assets include current income tax receivable due from affiliates of $4 million.

(5) Other liabilities include accounts payable of $1.5 billion.

11) Risk Factors

a) Market Risk

Market risk is the potential loss the Corporation may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk arising from changes in interest rates, credit spreads, foreign exchange rates, equity prices, and commodity prices. The Corporation’s exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held; absolute and relative market rates; as well as volatility and liquidity. The Corporation manages market risk through a market risk management framework, policies, limits as well as management information systems and reporting. A significant factor influencing the overall level of market risk to which the Corporation is exposed is its use of hedging techniques to mitigate such risk. As an independent risk function, Market Risk Management (MRM) implements the framework to systematically identify, assess, monitor and report the Corporation’s market risk and to support its effective management and mitigation. In this capacity,

MRM works closely with risk takers in the business units and other control and support groups to ensure that the business units optimize the risk/reward relationship and do not expose the Corporation to unacceptable losses outside of the Corporation's risk appetite.

b) Credit Risk

The Corporation acts as an FCM and a dealer of securities in global capital markets and, consequently, incurs counterparty credit risk. Credit risk is measured by the loss the Corporation would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Corporation's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Corporation has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Corporation's exposure to counterparty credit risk. The Corporation may require counterparties to submit additional collateral when deemed necessary. The Corporation also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Corporation controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies.

For derivative products, credit risk exposure is measured based on mark-to-market values instead of the notional amounts which are not representative of the associated credit risk. The credit risk associated with exchange-traded futures and options (F&O) contracts and cleared OTC positions is largely mitigated as they are cleared by CCPs. Exchange-traded F&O contracts require the daily settlement of changes in mark-to-market values, while the changes in mark-to-market values of cleared OTC positions are met with variation margin on a daily basis. For both exchange-traded F&O contracts and cleared OTC positions, initial margin posted to the CCP is a potential source of credit risk. Uncleared or bilaterally settled derivative transactions are negotiated contractual commitments possessing greater exposure to counterparty credit risk unless they are subject to regulation or contractually-mandated margin requirements for non-centrally cleared derivatives that require the posting of initial margin by the client in addition to any variation margin.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual obligations to be adversely affected, in a similar manner, by changes in the economy or other market conditions. As a financial intermediary, the Corporation regularly transacts business with, and owns securities issued by, a broad range of governments, corporations, international organizations, central banks, and other financial institutions, which are economically and geographically diverse. The Corporation monitors credit risk on both an individual and group counterparty basis. The Corporation minimizes this risk through credit reviews, approvals, limits, as well as monitoring reports and procedures.

As an independent risk function, Credit Risk Management (CRM) adheres to a regional framework of global risk management principles to measure, aggregate, and report on the Corporation's credit risk and support its effective management and mitigation. CRM works with the lines of business to ensure the Corporation transacts with clients based on proper client due diligence; manages concentration risk at a counterparty, product, country and industry level; actively mitigates concentration risk through collateralization and/or hedging; and allocates credit risk appetite by considering sustainable risk/return. Weaknesses within the Corporation's credit risk management and control processes could expose the Corporation to financial losses, regulatory action, or reputational damage.

c) Non-financial Risk

The Corporation is exposed to non-financial risk arising from errors, whether inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. In addition, on a daily basis, the Corporation is highly dependent on its ability to process a large number of transactions in securities, repurchase agreements, and listed derivative products predominantly in U.S. dollars. Management relies heavily on financial, accounting, and other data processing systems and controls, some of which include manual processing components. The Corporation could be subjected to financial loss, disruption to the Corporation's business or clients, regulatory action, or reputational damage if any of these processes, systems or controls are disabled, compromised, or not designed and operating effectively.

The Corporation is also dependent on its employees to conduct the Corporation's business in accordance with applicable laws, regulations and generally accepted business standards. Employee misconduct, which includes but is not limited to, market and client related conduct, fraud and unauthorized trading, could result in a material impact to the Corporation in the form of financial losses, regulatory action, reputational damage, or client attrition impacting the Corporation's financial condition.

The Corporation is dependent on Compliance controls and surveillance processes, as well as internal control processes that are aimed at ensuring the proper conduct of its businesses and services as well at preventing market abuse, insider dealing, and conduct breaches and are, from time to time, subject to regulatory reviews and/or inquiries in certain jurisdictions.

The Corporation is exposed to anti-money laundering (AML) and know-your client (KYC) related risks and implements controls to adhere to applicable laws and regulations. AML related breaches could result in material impacts. Furthermore, AML and KYC processes and controls aimed at preventing misuse of products and services to commit financial crime, continue to be the subject of regulatory reviews, investigation, and enforcement actions.

The Corporation depends on its third parties to conduct their delivery of services in compliance with applicable laws, regulations and in accordance with the contractual terms and service levels they have agreed with the Corporation. If third parties do not conduct business in accordance with these standards, the Corporation may be exposed to material losses and could be subject to regulatory action or litigation as well as be exposed to reputational damage.

The Corporation is subject to a number of legal and regulatory enforcement proceedings and tax examinations. The outcome of these proceedings is difficult to predict and may substantially and adversely affect DBAG's and the Corporation's planned results of operations, financial condition, and reputation.

d) Other Risks

Timely and successful achievement of the Corporation's strategic targets or aspirations may be adversely impacted by reduced revenue-generating capacity of some of its core businesses should downside macroeconomic and market risks crystallize. These risks include but are not limited to the persistent inflationary and rising policy interest rate trends, the continuing war in Ukraine, a deteriorating macroeconomic environment and elevated geopolitical risks, the ongoing headwinds posed by regulatory reforms and/or the effects on the Corporation's legal and regulatory proceedings. Major central banks have taken a more hawkish policy stance and driven market interest rates significantly higher during 2022. The inflationary developments have put the Corporation's cost

structure under additional pressure, and the Corporation does not expect that the demand for increased wages will disappear anytime soon. Overall, these trends are driving high levels of uncertainty and could result in fluctuations to the results of the Corporation's operations, strategic plans, and financial targets.

Russia/Ukraine

On February 24, 2022, Russia commenced large-scale military action against Ukraine. In response to this action, the West have moved to impose broad-based sanctions (including asset-freeze / blocking sanctions) targeting Russia and Belarus.

The sanctions' environment remains dependent on the development of the war in Ukraine, and it is possible that new direct or indirect secondary sanctions could be imposed at short notice. It is also likely that current, significant sanctions remain in place and that further restrictions may be introduced, though the Corporation believes that those most directly affecting financial institutions have already been imposed. The unprecedented scale of sanctions announced to date, not all of which are fully aligned across jurisdictions, has significantly increased operational complexity including the risk of making errors in managing day-to-day business activities within the rapidly evolving sanctions environment.

DBAG maintains in-house technology resources in Russia which contribute to the development of DBAG's critical applications. The Corporation utilizes some of these global developed applications. The Corporation is subject to the risk that its ability to utilize these technology resources could be impaired or lost, for instance, due to sanctions from the West, Russian state-initiated actions, or management actions. The Corporation is monitoring closely the developments relating to heightened sanctions, including Russian countermeasures, and utilizing dedicated governance structures including Global and Regional Crisis Management as and when required.

Liquidity

Despite investment grade credit ratings, the Corporation's potential risks remain that its liquidity, business activities and profitability may be adversely affected by inability to access the debt capital market and funds from its affiliates or to sell assets during periods of market-wide or firm-specific liquidity constraints. This situation may arise due to circumstances unrelated to its businesses such as current geopolitical or macroeconomic conditions and hence outside of its control.

Quantitative tightening by central banks, as a way of managing inflation has led to rising interest rates. This in turn, is reducing money supply, increasing the pressure on funding markets and can impact the valuations of liquid assets. If inflation persists, this could necessitate even further central bank tightening, which could trigger a significant economic slowdown in the US and could lead to a rise of defaults across corporates. As a result, disruptions in the financial markets, or circumstances specific to the Corporation, such as a reluctance of counterparties to finance the Corporation's operations due to perceptions of the Corporation's financial strength resulting from litigation, regulatory matters, actual or perceived weaknesses in the Corporation's businesses, business model or strategy, as well as in the Corporation's resilience in countering negative economic and market conditions, could occur.

Similarly, liquidity risk could arise from lower value and marketability of the Corporation's liquidity reserves, as these would affect the amount of proceeds available for covering cash outflows during a stress event. Additional haircuts may be incurred on top of already impaired asset values. Moreover, securities might lose their eligibility as collateral necessary for accessing central bank facilities, as well as their value in the repo/wholesale funding market. At the same time, the Corporation's liquidity position may also be impaired in situations where its counterpart on, for example, a derivative contract

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is not timely, not enough or in any form not current on an obligation to post collateral, in which case the Corporation would have to cover for the shortfall through other means.

Technology, Data and Innovation

Digital innovation offers market entry opportunities for new competitors such as cross-industry entrants, global high-tech companies or financial technology companies. Therefore, DBAG expects its businesses to have an increased need for investment in digital product and process resources to mitigate the risk of a potential loss of market share.

To be able to respond to market developments, to meet clients' needs faster, to have more flexibility, and to improve IT resiliency, DBAG has decided to migrate a large number of applications to the Public Cloud through a strategic partnership with Google Cloud. This partnership with Google is a major milestone in DBAG digital journey and shows a commitment to embrace new technologies. The objective is to enhance the client experience through improved products and services, system resiliency and security as well as reducing the cost inefficiencies of running legacy platforms. Such a major technology migration requires robust governance and planning, including required allocation of funding, to manage the risk of security and stability issues. Additionally, there is significant regulatory interest in this program. Also, as with any external service providers, the Corporation must ensure the highest standards of data privacy and security controls to safeguard client and bank information. Failure to do so can compromise client trust, lead to financial losses and, in severe cases, regulatory penalties, litigation and the obligation to compensate individuals for damage.

The Corporation operates in an environment with increasing levels of digitization and a continually evolving threat landscape related to information security. Information security remains a material area of focus for the Corporation. Financially motivated and other sophisticated cyber-attacks, including ransomware, can be observed as a persistent threat across industries and are anticipated to become more frequent. Additional threats are posed by supply chain attacks, an increasing frequency of high-rated zero-day exploits and an expanding threat surface introduced by, for example, remote ways of working or the use of cloud services.

The Corporation may face operational risks arising from failures in the control environment including errors in the performance of its processes or security controls, as well as loss of data, which may disrupt its business and lead to material losses. At the same time, the Corporation may also face risks of material losses or reputational damage if services are not provided as agreed or in line with internal standards.

DBAG is still maturing its overall data management strategy against its core processes and data sets such as transactional, client and reference data. This includes the development and implementation of the DBAG's enterprise architecture principles across the core technology infrastructure. This is central to DBAG's wider technology and data strategy, enabling business growth and efficiencies, while also enhancing the control environment. DBAG's regulators are actively engaged in ensuring DBAG progresses with this component of its strategy. The Corporation also faces challenges with respect to embracing and incorporating new and disruptive technologies in conjunction with existing technological architecture to ensure industry standards of information security and customer experience.

Therefore, the Corporation continues to benefit from DBAG's investment in security risk mitigation with continued focus on addressing the following main threats scenarios: financial theft, data disclosure, and service disruption along with system misuse, asset or data destruction, data distortion and information security regulatory adherence and conduct risk.

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Environmental, social and governance risk

The impacts of global temperatures, the enhanced focus on climate change and the transition to a net-zero economy from society, regulators and the banking sector have led to new sources of financial and non-financial risks. Financial institutions are facing increased scrutiny as well as regulatory reporting requirements on climate and broader ESG-related issues from governments, regulators, shareholders and other bodies, leading to reputational risks if the Corporation is not seen to support the transition to a lower carbon economy, to protect biodiversity and manage other environmental risks (e.g., forest- and water-related risks), and to prevent human rights abuse within supply chains. There may be material impacts on the Corporation's businesses if it fails to adopt such demands or appropriately implement its strategic plans. Furthermore, data and methodologies for measuring and assessing such climate and other environmental risks are still evolving. A lack of comprehensive and consistent climate and other environmental risk disclosures by its clients means that the Corporation, in line with the wider industry, is heavily reliant on proxy estimates for its own climate-related risk management disclosures.

12) Commitments and Contingencies

a) *Commitments*

Underwriting commitments – in the normal course of business, the Corporation enters into securities underwriting transactions. There were no commitments relating to such underwritings open as of December 31, 2022.

Forward secured financings – the Corporation had commitments to enter into forward secured financing transactions, including certain reverse repurchase agreements of $17.9 billion and repurchase agreements of $30 billion as of December 31, 2022.

Membership commitments – as a member of the Fixed Income Clearing Corporation (FICC), the Corporation has a commitment to provide additional liquidity resources under the Capped Contingency Liquidity Facility (CCLF) by entering into resale agreements in the event of default of a significant netting member of the FICC. Membership commitments under the CCLF are determined bi-annually based on an allocation of potential cash settlement obligations arising from general trade volume on the exchange (Regular Amount) as well as additional liquidity needs incurred by a member in excess of the Regular Amount during a six-month look-back period. As of December 31, 2022, the maximum amount of the Corporation's commitment to FICC under the CCLF was $9.4 billion while the carrying amount of the Corporation's contingent obligations was zero.

Other commitments –guaranteed employee bonuses of $11 million as of December 31, 2022.

b) *Legal Contingencies*

The Corporation operates in a legal and regulatory environment that exposes it to significant legal risks. As a result, the Corporation is involved in litigation, arbitration and regulatory proceedings in the ordinary course of business that claim substantial damages.

In accordance with ASC 450, Loss Contingencies, the Corporation will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, regulatory proceedings and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which event no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Corporation cannot determine the probability or estimate what the eventual

loss or range of loss related to such matters will be. Subject to the foregoing, the Corporation continues to assess such matters and believes, based on information available, that the resolution of these matters will not have a material adverse effect on the financial condition of the Corporation.

The Corporation does not record an accrual and discloses significant matters where an estimate can be made and it is at least a reasonable possibility that a loss or an additional loss may have been incurred. As of December 31, 2022, the Corporation's estimated exposure for such matters was approximately $53 million.

This figure includes contingent liabilities on matters where the Corporation's potential liability is joint and several and where the Corporation expects any such liability to be paid by a third party.

This reasonably possible estimated loss, as well as any provisions taken, are based upon currently available information and are subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Corporation, particularly at the preliminary stages of matters, and assumptions by the Corporation as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove to be incorrect. Moreover, estimates of reasonably possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Corporation must exercise judgment and make estimates.

The matters for which the Corporation determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Corporation believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Corporation's potential maximum loss exposure for those matters.

The Corporation may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Corporation believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Corporation may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

The actions against the Corporation as of December 31, 2022 include matters for which the Corporation has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, but are not limited to, the following (listed in alphabetical order):

Corporate Securities Matters

The Corporation regularly acts in the capacity of underwriter and sales agent for debt and equity securities of corporate issuers and is from time to time named as a defendant in litigation commenced by investors relating to those securities.

The Corporation, along with numerous other financial institutions, was a defendant in a consolidated putative class action lawsuit pending in the United States District Court for the District of New Jersey.

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The complaint asserted claims against the Corporation under Sections 11 and 12 of the Securities Act of 1933, as amended, for alleged misstatements and omissions in the offering documents attendant to Valeant Pharmaceuticals International, Inc.'s (Valeant) issuance of senior notes in January 2015 and March 2015 (the Note Offerings), as well as Valeant's secondary offering of common stock in March 2015 (the Stock Offering). The Corporation acted as one of several initial purchasers of the Note Offerings and as one of several underwriters of the Stock Offering. On December 15, 2019, plaintiffs entered into a class settlement with all defendants (except for PricewaterhouseCoopers LLP), including the Corporation. The class settlement by its terms, extinguishes all claims against the settling defendants for a settlement amount of $1.2 billion (to be paid fully by Valeant, without contribution from the Corporation or any underwriters). The Special Master presiding over this matter preliminarily approved the class settlement on January 23, 2020, and held a fairness hearing on May 27, 2020. On June 15, 2020, the Special Master issued a report in which he recommended the district court approve the settlement as fair. On January 31, 2021, the district court adopted the Special Master's report and recommendation, approving the class settlement, and on February 5, 2021, the district court entered an order and final judgment dismissing all claims against the Corporation with prejudice. Two appeals have been filed and are pending before the U.S. Court of Appeals for the Third Circuit—one challenging the class settlement's plan of allocation and the other challenging the attorneys' fee award. On December 20, 2021, the Third Circuit issued an order (i) accepting the parties' stipulation of dismissal in the first appeal; and (ii) granting class plaintiff's motion for summary affirmance in the second appeal, effectively disposing of the only pending appeals of the Valeant class action. However, on January 3, 2022, an appellant filed a petition for rehearing as to both appeals. That petition was denied on May 12, 2022, ending the sole remaining appeal of the class settlement and final judgment dismissing all claims against the Corporation. Separately, in the District Court, the same appellant filed a further objection to the allocation of attorneys' fees, but that objection was denied on June 30, 2022. There are no longer any pending objections to the order and final judgment dismissing all claims against the Corporation, and the time to appeal has lapsed.

The Corporation and other financial institutions were also defendants in a class action lawsuit pending in the Superior Court of Quebec asserting statutory and civil claims against the Corporation for misrepresentations in primary market disclosures. On August 4, 2020, Valeant entered into a settlement of this matter with plaintiffs, on behalf of all remaining defendants, for a settlement amount of CAD 94 million (to be fully paid by Valeant, without contribution from the Corporation or any underwriters). The court approved the settlement on November 16, 2020. On January 2, 2018, several pension funds filed an additional suit in the District of New Jersey against Valeant and others, including the Corporation, asserting a negligent misrepresentation claim against the Corporation and another financial institution in connection with the March 2015 Note Offering. On September 26, 2018, the District of New Jersey dismissed the sole claim against the Corporation, and on July 13, 2020, the action was dismissed with prejudice pursuant to a settlement agreement between the plaintiffs and Valeant under which the company and other underwriters received a full release. On January 4, 2018, a hedge fund and related entities filed suit in the Southern District of New York against Valeant and others, including the Corporation. The complaint asserts claims under Sections 11 and 12 of the Securities Act of 1933 in connection with the March 2015 Stock Offering. The action was later transferred to the District of New Jersey, and on September 14, 2018, the court denied the underwriter group's partial motion to dismiss the complaint. Discovery in the action has been completed and motions for summary judgment have been filed by both plaintiffs and defendants. Oral argument on those motions was held on November 21-22, 2022. In connection with its role as an initial purchaser in the Note Offerings and an underwriter in the Stock Offering, the Corporation received a customary indemnification agreement from Valeant as issuer.

The Corporation, along with other underwriters of various securities offerings by SunEdison, Inc. and its majority-owned affiliate TerraForm Global, Inc (TerraForm)., was named in certain securities putative class and individual actions filed beginning in October 2015 in state and federal courts. The complaints all alleged violations of the federal securities laws, and several of the individual actions also variously asserted claims under state securities laws and for common law negligent misrepresentation with respect to various offerings by SunEdison or TerraForm. The actions were transferred for pre-trial proceedings to a multi-district litigation (MDL) pending in the Southern District of New York. In the putative class action based on TerraForm's initial public offering, the issuer and plaintiffs entered into an agreement to resolve the action as to all defendants without contribution from the underwriters. On February 25, 2020, the court held a final settlement approval hearing for TerraForm's revised settlement agreement with class plaintiffs, approved the settlement, and entered final judgment dismissing all claims. The direct cases and causes of actions arising exclusively out of TerraForm offerings were dismissed with prejudice in late December 2017 and early January 2018. On July 11, 2019, the parties in the class action based on SunEdison's August 18, 2015 offering of preferred stock entered into a settlement agreement. On October 25, 2019, the court approved the settlement on a final basis and entered final judgment in the action. On March 1, 2019, four of the individual cases based on SunEdison's preferred stock offering were dismissed with prejudice. On August 6, 2019, the plaintiffs in the remaining individual actions based on SunEdison's preferred stock offering filed amended complaints, and motions to dismiss the amended complaints were filed and are pending. On December 31, 2020, the parties to these remaining individual actions notified the court that an agreement to settle the actions had been reached. On February 11, 2021, the parties stipulated to dismiss the remaining actions with prejudice. The underwriters, including the Corporation, received customary indemnification from SunEdison and TerraForm in connection with the offerings, but the availability of indemnification from SunEdison was adversely impacted when SunEdison filed for bankruptcy protection on April 21, 2016 in the U.S. Bankruptcy Court for the Southern District of New York, so the Corporation was ultimately responsible for its own fees and costs.

The Corporation was also named as a defendant in a lawsuit filed in the Superior Court of the State of California, County of San Francisco arising out of its role as an arranger of a term B/second lien loan to SunEdison, Inc. The complaint asserts state common law claims based on allegations that the Corporation misrepresented or failed to disclose to the second lien lenders certain facts about SunEdison's financial condition, including that SunEdison did not have sufficient liquidity. On September 2, 2020, the Corporation filed a Cross-Complaint against the members of Plaintiff SESL Recovery, LLC (SESL) to enforce the Corporation's right to indemnification under the terms of the Second Lien Credit Agreement. On August 16, 2022, the Corporation and the Cross-Complainants filed motions for summary judgment. On October 18, 2022, the case was designated complex at the request of the parties, and the assigned judge vacated the case deadlines, including those related to the summary judgment briefing. Oral argument on the summary judgment motions is scheduled for March 29, 2023, and trial is scheduled to begin on June 5, 2023. On March 18, 2021, the Corporation filed a complaint against SunEdison, Inc. in New York state court. The complaint alleges that SunEdison is obligated to indemnify the Corporation for third-party claims brought against it in its capacity as an arranger of the second lien credit facility, including the claims by SESL. On January 10, 2022, the Corporation filed a lawsuit against the original second lien lenders in New York state court alleging that the second lien lenders breached a representation and warranty in the second lien credit agreement that they did not rely on the Corporation when making their decision to lend under the second lien credit facility. On February 23, 2022 and April 4, 2022, certain of the original second lien lenders filed motions to dismiss and for sanctions, which remain pending, and the case as to the remaining defendants is stayed.

Employment Litigation

The Corporation has been named as respondent in a FINRA arbitration brought by two former Client Advisors in the Private Client Group for fraud in the inducement and violations of FINRA Rule 2010 in connection with the sale of the Private Client Group to Raymond James Financial, Inc. (together with affiliates, Raymond James). This business was sold in September of 2016 and the claimants alleged that the Corporation induced them to transition their employment and business to Raymond James through misleading representations that they would be allowed to continue servicing their existing clients. Subsequent to their transition, the claimants alleged that they were not allowed to transact business with their client base and their business was adversely impacted as a result. Claimant's lost a similar claim brought in FINRA against Raymond James. Discovery is ongoing and the hearing scheduled for November 2022 has been adjourned without date, but is expected to be rescheduled for some time in 2023.

The Corporation has been named as a counter-claim respondent in a FINRA arbitration by a former Client Advisor in the Private Client Group, alleging that the US Private Client Services (PCS) hiring manager induced him to bring confidential information from his former employer to the Bank, resulting in his being enjoined from contacting his clients for a year. The former Client Advisor claims loss of revenue and continuing damages as a result of the loss of business allegedly caused by this event. The Corporation has a claim against the former Client Advisor for an unpaid employee loan. Four days of hearings were held in October 2022, but the matter was not concluded. Additional hearing dates are expected to be scheduled in 2023.

Interbank and Dealer Offered Rates

In August 2020, plaintiffs filed a non-class action in the U.S. District Court for the Northern District of California against several financial institutions, including DBAG and the Corporation, alleging that U.S. Dollar LIBOR has been suppressed through the present. On November 10, 2020, plaintiffs filed a motion for a preliminary and permanent injunction. On November 11, 2020, certain defendants, including DBAG and the Corporation, moved to transfer the action to the Southern District of New York. On May 24, 2021, plaintiffs filed a motion for an order to show cause why the Court should not order plaintiffs' previously requested injunction prohibiting the enforcement of LIBOR. Defendants, including DBAG and the Corporation, moved to strike the motion. On June 3, 2021, the court issued an order (i) denying defendants' motion to transfer the action from California to New York, (ii) denying defendants' motion to strike as invalid plaintiffs' May 24 motion and (iii) setting a hearing for the injunction motions for September 9, 2021. On September 9, 2021, the court held a hearing on the injunction motions and tentatively denied the motions. On September 30, 2021, defendants moved to dismiss the complaint. On September 13, 2022, the court granted the defendants' motion to dismiss, but granted plaintiffs leave to amend. On October 5, 2022, plaintiffs filed an amended complaint. On November 4, 2022, defendants, including DBAG and the Corporation, filed motions to dismiss the amended complaint, which remains pending.

DBAG has previously entered into settlements with U.S. and foreign government entities to resolve investigations into misconduct concerning the setting of certain interbank offered rates. The Corporation is not a named party to these settlements; however, the settlements may have an impact on the Corporation's ability to defend against associated litigations.

Interest Rate Swaps (IR Swaps) Market

On October 5, 2016, the CFTC issued a subpoena to DBAG and its affiliates, including the Corporation, seeking documents and information concerning the trading and clearing of IR Swaps. DBAG has cooperated fully in response to the subpoena and requests for information.

DBAG and the Corporation are defendants, along with numerous other IR Swaps dealer banks, in a multi-district antitrust civil class action filed in the United States District Court for the Southern District of New York involving putative class and competitor claims. The class action plaintiffs are consumers of IR Swaps. Competitor trading platforms TeraExchange, Javelin and TrueEx have also filed individual lawsuits. All of the cases have been consolidated for pretrial purposes. The plaintiffs filed second consolidated amended complaints on December 9, 2016 alleging that the banks conspired with TradeWeb and ICAP to prevent the establishment of exchange-traded IR Swaps. On July 28, 2017, defendants' motions to dismiss the second consolidated amended complaints were granted in part and denied in part. Class plaintiffs filed the Third Consolidated Amended Class Action Complaint on May 30, 2018. On August 7, 2018, TrueEx filed an amended complaint, which defendants moved to dismiss on August 28, 2018. On November 20, 2018, the court granted in part and denied in part defendant's motion to dismiss the amended TrueEx complaint. Class plaintiffs filed the Fourth Consolidated Amended Class Action complaint on March 22, 2019. Fact discovery in all cases closed on April 10, 2019 and the parties are currently briefing class certification issues. The class plaintiffs filed a motion to certify a class on February 20, 2019, which is pending.

Mortgage-Related and Asset Backed Securities Matters and Investigation

Issuer and Underwriter Civil Litigation The Corporation, along with certain affiliates (collectively referred to in these paragraphs as Deutsche Bank), has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of residential mortgage-backed securities (RMBS) and other asset-backed securities. These cases, described in the following paragraphs allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in a class action relating to its role as one of the underwriters of six RMBS offerings issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties reached a settlement to resolve the matter for a total of $165 million, a portion of which was paid by the Bank. On August 30, 2017, FHFA/Freddie Mac filed an objection to the settlement and shortly thereafter appealed the district court's denial of their request to stay settlement approval proceedings, which appeal was resolved against FHFA/Freddie Mac. The court approved the settlement on March 7, 2019 over FHFA/Freddie Mac's objections. FHFA filed its appeal on June 28, 2019, which was denied on March 14, 2022, and a subsequent petition for rehearing was denied on June 2, 2022. FHFA elected not to file a petition for certiorari in the U.S. Supreme Court, thus ending its challenge to the settlement.

The Corporation is a defendant in an action related to RMBS offerings brought by the Federal Deposit Insurance Corporation (FDIC) as receiver for Citizens National Bank and Strategic Capital Bank (alleging an unspecified amount in damages against all defendants). In this action, the appellate court reinstated claims previously dismissed on statute of limitations grounds and a petition for rehearing and certiorari to the U.S. Supreme Court was denied. On July 31, 2017, the FDIC filed a second amended

complaint, which defendants moved to dismiss on September 14, 2017. On October 18, 2019, defendants' motion to dismiss was denied. On May 13, 2022, the FDIC voluntarily dismissed its claim with respect to one of the RMBS offerings and Deutsche Bank filed a motion for summary judgment seeking dismissal of the remaining claim. Deutsche Bank's motion was fully briefed as of July 8, 2022. Discovery is stayed pending resolution of Deutsche Bank's motion.

In the actions against the Corporation solely as an underwriter of other issuers' RMBS offerings, the Corporation has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now, or may in the future be, in bankruptcy or otherwise defunct.

Off-Channel Communications Investigations

On September 27, 2022, the U.S. Securities and Exchange Commission ("SEC") and the U.S. Commodity Futures Trading Commission ("CFTC") announced resolutions with multiple financial institutions including Deutsche Bank Securities Inc. ("DBSI"), DWS Investment Management Americas, Inc. ("DIMA") and DWS Distributors, Inc. ("DDI" and, together with DIMA, "DWS"), and Deutsche Bank AG ("DBAG" and collectively with DBSI, the "Bank"), with respect to industry-wide investigations regarding compliance with record retention requirements applicable to broker-dealer firms, investment advisers, swap dealers, and futures commission merchants. The SEC and CFTC found that the Bank and DWS, as applicable, did not maintain certain electronic communications required to be maintained pursuant to their respective record retention obligations because the communications were sent or received by employees over unapproved electronic messaging channels from personal devices. The SEC and CFTC also found related supervisory failures. Under these resolutions, DBSI and DWS paid a $125 million civil monetary penalty to the SEC, and the DBSI paid $75 million civil monetary penalty to the CFTC. As part of the resolutions, the Bank and DWS have hired a compliance consultant to conduct a review of relevant policies and procedures, trainings, surveillance measures, technological solutions, and disciplinary framework, and submit a report to the SEC and CFTC with findings and recommendations.

Precious Metals Investigations and Litigations

DBAG received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to investigations of precious metals trading and related conduct. DBAG has cooperated with these investigations. On January 29, 2018, DBAG and the Corporation entered into a $30 million settlement with the CFTC concerning spoofing, and manipulation and attempted manipulation in precious metals futures and of stop loss orders. On January 8, 2021, DBAG entered into a deferred prosecution agreement with the U.S. Department of Justice concerning spoofing (and the Foreign Corrupt Practices Act) conduct. As part of its obligations in the deferred prosecution agreement, DBAG agreed to pay approximately $8 million, of which approximately $6 million would be credited by virtue of the aforementioned CFTC resolution.

Deutsche Bank was a defendant in two consolidated class action lawsuits pending in the U.S. District Court for the Southern District of New York. The suits allege violations of U.S. antitrust law, the U.S. Commodity Exchange Act and related state law arising out of the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes. Deutsche Bank previously settled the silver action and has reached an agreement to settle the gold action for $60 million, and the court granted final approval to the settlement on May 4, 2022.

Other legal matters pertaining to precious metals trading and related conduct on the part of DBAG and its affiliates were previously resolved.

(Continued)

Raymond James Claims

The Corporation was notified of a threatened claim by Raymond James. In September 2016, the Corporation and Raymond James entered a suite of linkage agreements to facilitate Raymond James's acquisition of a portion of the (PCS) unit of Deutsche Asset & Wealth Management. Raymond James claimed that the Corporation breached several of those linkage agreements by failing to provide promised services or fees, and threatened legal action if the parties cannot resolve the dispute. On September 13, 2021, Raymond James and two client advisors filed a FINRA arbitration against the Corporation and DBAG based on the threatened claims. The Corporation has answered the statement of claim and discovery is ongoing. An evidentiary hearing is scheduled starting February 27, 2023.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations

DBAG received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. DBAG is cooperating with these investigations.

On December 6, 2022, the European Commission sent a Statement of Objections to DBAG regarding a potential breach of EU antitrust rules in relation to secondary market trading of Euro-denominated SSA bonds, Sovereign bonds, Covered bonds, and Government guaranteed bonds. DBAG proactively cooperated with the European Commission in this matter and as a result was granted immunity. The sending of a Statement of Objections is a step in the European Commission's investigation and does not prejudge the outcome of the investigation, which is ongoing.

DBAG is a defendant in a putative class action filed on December 9, 2022 in the U.S. District Court for the Southern District of New York by alleged direct market participants claiming a violation of antitrust law related to alleged manipulation of the secondary trading market for Euro-denominated Sovereign bonds. The complaint seeks treble damages and attorneys' fees. The case is in the early stages.

DBAG is also a defendant in putative class actions filed on November 7, 2017 and December 5, 2017 in the Ontario Superior Court of Justice and Federal Court of Canada, respectively, claiming violations of antitrust law and the common law relating to alleged manipulation of secondary trading of SSA bonds. The complaints seek compensatory and punitive damages. On July 20, 2022, DBAG entered into a national settlement agreement that will resolve the Federal SSA Claim against all Deutsche Bank defendants. The settlement agreement remains subject to approval by the Federal Court of Canada.

DBAG was named as a defendant in a consolidated putative class action filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to Mexican government bond trading. In October 2019, the court granted defendants' motion to dismiss plaintiffs' consolidated amended complaint without prejudice. In December 2019, plaintiffs filed a Second Amended Complaint against DB Mexico, which the court dismissed without prejudice on November 30, 2020. On May 20, 2021, plaintiffs filed a motion for reconsideration, which was denied on March 30, 2022. On September 15, 2022, plaintiffs-appellants noticed an appeal to the Second Circuit and filed their opening brief on November 7, 2022. Defendants-appellees' response is due on February 6, 2023. On January 22, 2021, DBAG was notified that the Mexican competition authority, COFECE, reached a resolution that imposes fines against DB Mexico and two of its former traders, as well as six other financial institutions and nine other traders, for engaging in alleged monopolistic practices in the Mexican government bond secondary market. DB Mexico has appealed. The fine against DB Mexico was approximately $427,000.

Tax-Related Litigation

Over the past several years, DBAG and certain of its affiliates, including the Corporation, along with current and/or former employees, collectively have been named as defendants in a number of state and federal legal proceedings brought by customers in various tax-oriented transactions in which DBAG participated between 1999 and 2002, and which are generally the subject of a non-prosecution agreement DBAG entered into with the U.S. Department of Justice in 2010. All but one of these legal proceedings have been resolved and dismissed with prejudice with respect to DBAG and its affiliates, including the Corporation. In the remaining proceeding, pending in state court in Illinois, the customers allege that their accounting, legal and financial advisors, together with the Corporation and DBAG, improperly misled them into entering into financial products and services on which they claimed tax benefits that were ultimately rejected by the U.S. Internal Revenue Service (IRS). Trial in this matter is scheduled for April 2023. DBAG, along with certain affiliates, including the Corporation, have received and resolved a number of unfiled claims as well.

U.S. Treasury Securities Investigations

DBAG, including affiliates such as the Corporation, has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. DBAG, including affiliates such as the Corporation, has cooperated with these investigations.

The Corporation was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the Southern District of New York. On November 15, 2017, plaintiffs filed a consolidated amended complaint, which did not name the Corporation as a defendant. On December 11, 2017, the court dismissed the Corporation from the class action without prejudice. On March 31, 2021, the court granted the defendants' motion to dismiss the complaint. On May 14, 2021, the plaintiffs filed a second amended complaint, which did not name the Corporation as a defendant. On March 31, 2022, the court granted the defendants' motion to dismiss the second amended complaint. Plaintiffs filed a notice of appeal on April 28, 2022.

U.S. Treasury Spoofing Litigation

Following the Bank's settlement with the CFTC, five separate putative class actions were filed in the Northern District of Illinois against DBAG and the Corporation. The cases allege that DBAG and the Corporation participated in a scheme between January and December 2013 to spoof the market for U.S. Treasuries futures and options contracts and Eurodollars futures and options contracts. Plaintiffs filed a consolidated complaint on November 13, 2020. DBAG and the Corporation filed a motion to dismiss on January 15, 2021; briefing on motions to dismiss concluded on April 16, 2021. On September 20, 2021, the judge ordered supplemental briefing on the issues of standing and jurisdictional discovery. On July 20, 2022, the judge ordered limited jurisdictional discovery on the issue of standing. Jurisdictional discovery is ongoing, with the next status report due on or before April 5, 2023.

13) Obligations Under Guarantees

The Corporation has obligations under certain guarantee arrangements that meet the definition of a guarantee under ASC 460, *Guarantees*, including financial guarantees and other guarantees.

The following table summarizes the Corporation's financial guarantees issued as of December 31, 2022 (in millions):

Type of guarantee	Maximum potential payout/notional years to maturity: Less than 1 year	1 to 5 years	Greater than 5 years	Total	Carrying amount of asset/(liability)	Collateral/ recourse
Financial guarantees	157	-	-	157	-	-

a) Financial Guarantees

The Corporation utilizes Pershing LLC (Pershing), an unaffiliated broker dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Corporation's retail brokerage customers, within its Private Client businesses, on a fully disclosed basis. The Corporation is responsible for the initial and any subsequent margin requirement for any transaction in the event a customer of the Corporation were to fail to fulfill its obligation to Pershing. The Corporation is secured by assets in the customer's account. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

b) Other Financial Guarantees

The Corporation also provides guarantees to securities and derivatives clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Corporation's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

In connection with its securities clearing business, the Corporation performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Corporation's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Corporation to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

14) Employee Benefit and Compensation Plans

a) Defined Benefit Pension and Post-retirement Plans

Along with other affiliates of DBAH, the Corporation participates in the DBAH Cash Account Pension Plan (CAPP), Postretirement Medical Plan (PRM) and Non-Qualified Pension Plan (NQPP).

CAPP is a qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. The policy for DBAH satisfies the minimum funding requirements under the Employee Retirement Security Act of 1974.

The PRM consists of qualified retiree medical plan for participants not eligible for Medicare and a health reimbursement arrangement for Medicare eligible participants. Generally, employees become eligible at age 55 with at least 10 years of employment service (age 50, for Deutsche Bank Severance Plan recipients).

The NQPP consists of legacy non-qualified pension arrangements for multiple plans from prior acquisitions and other employment agreements for senior executives.

b) Defined Contribution Plan – Matched Savings Plan

The Corporation participates, together with other affiliates of DBAH in a tax-qualified 401(k) plan that covers substantially all U.S. employees. Employees who have completed six months of service are entitled to matching contributions.

c) Share-Based Compensation Plan

The Corporation participates in the Deutsche Bank Equity Plan, the Deutsche Bank Restricted Share Plan, and the Deutsche Bank Global Share Purchase Plan where DBAG grants employees of the Corporation deferred or restricted share awards.

Awards under the Equity Plan are deferred over a three to six year period. The Equity Plan expense is measured at grant date based on the fair value of the share awards and is amortized on a straight-line basis over the period in which employees have rendered the requisite services and satisfied any other vesting conditions. Compensation expense is not subsequently adjusted for changes in the fair value of the shares awarded. Awards under the Restricted Share Plan are fully vested and beneficially owned at the time of grant and released over three to six years. The Restricted Share Plan are expensed at the time of grant. In line with regulatory requirements, these plans (both Equity and Restricted Share) include performance conditions based on Group and/or Divisional performance. Thus, there is the possibility that all or portions of the awards will be subject to forfeiture in the event of non-achievement of defined targets, in addition to forfeiture for other reasons including breach of policy or financial impairment.

Awards under the Global Share Purchase Plan are deferred for a period of one year before vesting and being released to plan participants. Participants will not receive their matching share award if they voluntarily terminate their employment during this period.

To the extent that the settlement price is less or greater than the price at grant date the Corporation is allocated a gain or loss based on the difference. For the year ended December 31, 2022, the Corporation was allocated a loss of approximately $20 million related to its portion of the overall net gain or loss realized by DBAG that was attributable to share-based awards granted to the Corporation’s employees. These amounts have been reflected as an adjustment to the Corporation’s additional paid-in capital.

d) Cash-Based Compensation Plan

The Corporation participates in two cash-based plans of DBAG, the Deutsche Bank Restricted Incentive Plan (RIP) and the Deutsche Bank Restricted Cash Plan (RCP). Awards under the RIP are granted as deferred cash compensation, generally vesting over a three to five year period. RIP awards are expensed ratably over the vesting period, net of estimated forfeitures. Under the RCP, awards are vested and beneficially owned at the time of grant and are generally released over a three to five year period. The RCP awards are expensed at the time of grant. In line with regulatory requirements, these plans (both RIP and RCP) include performance conditions based on Group and/or Divisional performance. Thus, there is the possibility that all or portions of the awards will be subject to forfeiture

in the event of non-achievement of defined targets, in addition to forfeiture for other reasons, including breach of policy or financial impairment.

15) Income Taxes

a) Deferred Tax Assets and Liabilities

As of December 31, 2022, significant components of the Corporation's DTAs and DTLs were as follows (in millions):

Deferred tax assets:		
Accrued, but unpaid foreign related party expense	$	432
Deferred compensation		160
State and local tax net operating losses		21
Investment in securities		17
Depreciation		13
Litigation and other reserves		11
Lease liabilities		7
Other		1
Gross deferred tax assets		662
Valuation allowance		(21)
Deferred tax assets, net of valuation allowance		641
Deferred tax liabilities:		
Pension and post-retirement benefits		(10)
ROU assets		(5)
Gross deferred tax liabilities		(15)
Net deferred tax assets	$	626

The Corporation participates in a TSA whereby it is reimbursed by DBNY for the tax benefits of its operating losses and therefore, DTAs associated with NOLs generated from any federal, NYS, and NYC tax losses.

The state and local tax NOLs generated by the Corporation primarily related to NYS, California, and Pennsylvania. The following table summarizes the DTAs, related VAs, and NOL carryforwards as of December 31, 2022 (in millions).

State and local tax NOLs:		Gross deferred tax asset	Valuation allowance	Net deferred tax assets	NOL carryforwards	Begin to expire
New York	$	9	(9)	-	115	2034
California		9	(9)	-	102	2028
Pennsylvania		2	(2)	-	33	2028

The Corporation utilizes a modified separate company method for its separate Corporation income tax computation. As such, the taxable income of the consolidated tax group of which the Corporation is a member is considered in evaluating whether DTAs are expected to be realized. As of December 31, 2022, the Corporation believes it is more likely than not that the results of future operations, taking into

account the impact of DBAG's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

b) Unrecognized Tax Benefits

As of December 31, 2021 and December 31, 2022, the Corporation determined that it has no uncertain tax positions, interest, or penalties as defined within ASC 740. In the next twelve months the Corporation believes that there will be no material changes to unrecognized tax benefits.

c) Tax Examinations

As of December 31, 2022, the consolidated group of which the Corporation is a member, is subject to examination for 2019. Tax examination for the period 2017 through 2018 is effectively closed. The combined and unitary states group of which the Corporation is a member is under audit or subject to examination for tax years 2015 through 2021. The Corporation is currently not under audit in separately filed states, but is subject to examination for tax years 2019 through 2021.

16) Subordinated Liabilities

The Corporation borrowed $1.5 billion in 2021, from its Parent under a subordinated debt agreement. This subordination agreement has two tranches, with maturity dates of May 17, 2024 (Tranche 1) and May 17, 2025 (Tranche 2) in the amounts of $750 million and $750 million respectively and has been approved by FINRA and qualifies as regulatory capital for the purpose of computing net capital under SEC's Uniform Net Capital Rule 15c3 1 (SEC Rule 15c3-1). The Corporation must obtain the approval of FINRA prior to any additional subordinated borrowings or repayments. To the extent that the outstanding subordinated liability is required for the Corporation's continued compliance with its net capital requirements, the subordinated liability may not be repaid. The Company was granted approval and Tranche 1 was repaid in full on November 18, 2022.

The subordinated debt agreement requires the payment of interest at floating rates based on the Secured Overnight Financing Rate (SOFR) plus 134 basis points and plus 142 basis points for Tranche 1 and Tranche 2, respectively.

17) Regulatory Requirements

As a registered broker dealer, the Corporation files the Financial and Operational Combined Uniform Single (FOCUS) Reports on a standalone basis and, as such, the following regulatory requirements are presented accordingly.

a) SEC Uniform Net Capital Rule

The Corporation is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by the SEC's Rule 15c3-1, which requires that it maintain minimum net capital, as defined, equal to the greater of $1 million, or 2% of aggregate debit balances arising from customer securities transactions, as defined, or the CFTC minimum net capital requirement, as defined. Additionally, equity capital may not be withdrawn nor cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2022, the Corporation had net capital of $5.5 billion, which was 4,867% of aggregate debit balances, and $5.3 billion in excess of the CFTC required minimum net capital.

b) SEC Customer Protection Rule

The Corporation is also subject to the SEC Rule 15c3-3 which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2022, the Corporation had $1 billion of qualified securities segregated in a special reserve account for the exclusive benefit of customers. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

As a clearing and carrying broker dealer and in accordance with SEC Rule 15c3-3, the Corporation computes a reserve requirement for the proprietary accounts of broker dealers (PAB). As of December 31, 2022, the Corporation had less than $1 million of U.S. Government securities segregated in a special reserve bank account for such requirement. The qualified securities were received from securities purchased under resale agreements on the consolidated statement of financial condition.

c) Commodity Exchange Act - Regulated Commodities and Cleared OTC Derivatives

As required under 4d(2) of the CEA and Commission regulation 30.7, the Corporation as an FCM must maintain in segregation amounts due to its customers. Assets segregated under these regulations as of December 31, 2022 totaled $2.2 billion and $914 million, respectively, which exceeded the requirements by $149 million and $103 million, respectively. The assets included $253 million of cash, $150 million of financial instruments owned, and $2.2 billion of receivables – brokers, dealers, and clearing organizations. The assets also included $537 million of customer owned assets which are not reflected on the consolidated statement of financial condition.

18) Subsequent Events

The Corporation has evaluated whether events or transactions have occurred after December 31, 2022 that would require recognition or disclosure on the consolidated statement of financial condition through March 1, 2023 which is the date the consolidated statement of financial condition was available to be issued. With the exception of the matters disclosed in note 12(b), no such events or transactions required recognition or disclosure on the consolidated statement of financial condition for the year ended December 31, 2022.